SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

     Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 16, 2004

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X             Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___             No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

This Report on Form 6-K contains a press release of Infineon Technologies AG dated December 16, 2004, announcing the simplification of the company’s organization effective January 1, 2005.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: December 16, 2004	By:	/s/ WOLFGANG ZIEBART

Dr. Wolfgang Ziebart
Chairman, President and
Chief Executive Officer

	By:	/s/ PETER J. FISCHL

Peter J. Fischl
Chief Financial Officer

News Release / Presseinformation

Infineon Simplifies Organization – Roles on Managing Board Reallocated

Munich, Germany – December 16, 2004 – Infineon Technologies AG (FSE/NYSE: IFX) is simplifying its organization effective January 1, 2005, to create shorter and faster decision paths across the entire company, a stronger customer orientation, as well as greater efficiency and flexibility. Business responsibilities on the Managing Board will be reallocated, with one Managing Board member presiding over each of the now three business groups. Mobile and wireline communications will be combined in the new Communication business group to reflect market developments. At the same time, the security and chip card activities will be integrated into the extended business group Automotive, Industrial and Multi-Market. In line with this reorganization, business units will be both aligned or founded, and therefore, overall economic responsibility will be rooted more deeply within the company. The business groups and business units will be invested with all the essential functions of a ‘company within the company’. These measures will improve the conditions for successful engagement in an increasingly dynamic and volatile global semiconductor market.

“Following a phase of strong growth over the last several years, adjusting our organization is a consistent step in building up our business groups into powerful and efficient units that can respond better and more quickly to the needs of our customers in the relevant market segments,” said Dr. Wolfgang Ziebart, Infineon’s President and CEO. “We want to liberate the entrepreneurial forces within the company. Complex matrix organizations with a functional management board are no longer appropriate to the size of the enterprise we are today.”

The schedule of responsibilities of the five-member Managing Board will be reallocated at the beginning of next year. Alongside the President and CEO and the Chief Financial Officer, the three board members Peter Bauer, Kin Wah Loh, and Dr. Andreas von Zitzewitz will assume direct entrepreneurial responsibility for one business group each.

For the Business and Trade Press: INFXX200412.024e

Media Relations Corporate	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Ralph Heinrich	+49 89 234 22404 / 28482	ralph.heinrich@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

Dr. Wolfgang Ziebart will remain as President and CEO of Infineon Technologies AG and Peter J. Fischl Chief Financial Officer and Labor Director. Dr. Andreas von Zitzewitz will also remain responsible for the central function ‘manufacturing strategy’ and Peter Bauer for central sales functions.

The previously centralized sales organization will now be dedicated to the three business groups Automotive, Industrial and Multi-Market, Communication and Memory Products. Combining and tightly intermeshing sales with development and production within the groups will deliver major benefits to customers. In future, the groups will also directly manage the strategic responsibility of the business’ direction in order to keep pace even better with rapidly changing market requirements. Distribution will continue to be operated as an independent sales channel with stronger entrepreneurial responsibility.

The Automotive, Industrial and Multi-Market business group will be headed by Peter Bauer, formerly responsible for Sales and Marketing. Dr. Reinhard Ploss will head up operative business in this group and Gerhard Henschel will be responsible for finances. Kin Wah Loh, previously President and Managing Director of Infineon Asia Pacific and appointed to the Managing Board on December 01, 2004, will be responsible for the new Communication business group. Professor Dr. Hermann Eul will be head of technology in this segment and finances will be in the hands of Peter Gruber. Dr. Andreas von Zitzewitz, essentially responsible for operations until now, will be in charge of the Memory Products business group and will be supported by Thomas Seifert as head of business units and Dr. Michael Majerus as head of finances.

Effective February 1, 2005, Tony Ng will take over the position as President and Managing Director of Infineon Asia Pacific from the former Asia head Kin Wah Loh. Trained in electrical engineering, Ng started his career at General Electric and held a number of senior positions at Siemens Semiconductor and later at Infineon. In 2002, he changed to Osram Opto Semiconductors and was there responsible for sales and marketing in the Asia Pacific region.

The Supervisory Board of Infineon Technologies AG has approved the changes.

For the Business and Trade Press: INFXX200412.024e

Media Relations Corporate	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Ralph Heinrich	+49 89 234 22404 / 28482	ralph.heinrich@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

About Infineon
Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for the automotive and industrial sectors, for applications in the wired communications markets, secure mobile solutions as well as memory products. With a global presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In fiscal year 2004 (ending September), the company achieved sales of Euro 7.19 billion with about 35,600 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is available at www.infineon.com.

This news release is available online at http://www.infineon.com/news/.

For the Business and Trade Press: INFXX200412.024e

Media Relations Corporate	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Ralph Heinrich	+49 89 234 22404 / 28482	ralph.heinrich@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com

INFINEON TECHNOLOGIES AG

BY ELECTRONIC TRANSMISSION VIA EDGAR

Securities and Exchange Commission	Name	Andrew Prillwitz
450 Fifth Street, N.W.	Department	SEC Reporting / AFR-ARR
Washington D.C.20549	Telephone	+49 89 / 234-21758
	Fax	+49 89 / 234-22964
	E-Mail	andrew.prillwitz@infineon.com
	Internet	www.infineon.com
	Date	December 16, 2004

     Re: Infineon Technologies AG (IFX) Report on Form 6-K

Ladies and Gentlemen:

     This Report on Form 6-K contains a press release of Infineon Technologies AG dated December 16, 2004, announcing the simplification of the company’s organization effective January 1, 2005.

     Please direct any questions to the undersigned at (011-49) 89-234-21758.

Sincerely yours,

/s/ ANDREW PRILLWITZ

Andrew Prillwitz

Senior Director - Accounting Rules and Regulations